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                                                                     EXHIBIT 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (in thousands except ratio)


                                                March 31,                                    Year Ended
                                        -----------------------     -------------------------------------------------------------
                                          2000           1999          1999         1998         1997        1996          1995
                                        ---------     ---------     ---------    ---------    ---------    ---------    ---------
Income before income
  taxes, equity in earnings of non-
  consolidated affiliates and
  extraordinary item                      (37,205)      (12,043)      220,213      117,922      104,077       71,240       49,817
Dividends and other received from
  nonconsolidated affiliates                  920         2,952         7,079        9,168        4,624       10,430        1,432
                                        ---------     ---------     ---------    ---------    ---------    ---------    ---------

Total                                     (36,285)       (9,091)      227,292      127,090      108,701       81,670       51,249

Fixed Charges
Interest expense                           55,549        31,832       192,321      135,766       75,076       30,080       20,752
Amortization of loan fees                     234           649         1,970        2,220        1,451          506        1,004
Interest portion of rentals                17,468         4,747        24,511       16,044        6,120          424          361
                                        ---------     ---------     ---------    ---------    ---------    ---------    ---------

Total fixed charges                        73,251        37,228       218,802      154,030       82,647       31,010       22,117

Preferred stock dividends
Tax effect of preferred dividends              --            --            --           --           --           --           --
After tax preferred dividends                  --            --            --           --           --           --           --
                                        ---------     ---------     ---------    ---------    ---------    ---------    ---------
Total fixed charges and
  preferred dividends                      73,251        37,228       218,802      154,030       82,647       31,010       22,117

Total earnings available for
 payment of fixed charges                  36,966        25,185       446,094      281,120      191,348      112,680       73,366
                                        =========     =========     =========    =========    =========    =========    =========
Ratio of earnings to fixed
  Charges                                    0.50          0.68          2.04         1.83         2.32         3.63         3.32
                                        =========     =========     =========    =========    =========    =========    =========

Rental fees and charges                   116,450        59,338       306,393      200,550       76,500        5,299        4,510
Interest rate                                  15%            8%            8%           8%           8%           8%           8%
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